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                         October 15, 2020

       Donna Shiroma
       General Counsel
       Avita Therapeutics, Inc.
       28159 Avenue Stanford, Suite 220
       Valencia, CA 91355

                                                        Re: Avita Therapeutics,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed October 9,
2020
                                                            File No. 333-249419

       Dear Ms. Shiroma:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact James
Young at 202-551-4679 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Life Sciences
       cc:                                              Christopher Cunningham